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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UTi WORLDWIDE INC.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G87210103

(Cusip Number)

December 18, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

Item 1(a). Name of Issuer.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE
EXHIBIT INDEX

CUSIP No. G87210103	13G	Page 2 of 10

1.	Name of Reporting Person: Union-Transport Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 1,813,225

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,813,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (11): 6.0%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): CO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

CUSIP No. G87210103	13G	Page 3 of 10

1.	Name of Reporting Person: PTR Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 3,304,501[2]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,304,501[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (11): 10.9%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): CO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

[2]	Includes 1,491,276 ordinary shares registered in the name of PTR Holdings Inc. and 1,813,225 shares registered in the name of Union-Transport Holdings Inc.

CUSIP No. G87210103	13G	Page 4 of 10

1.	Name of Reporting Person: Anubis Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Guernsey Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0[1]

		6.	Shared Voting Power: 0[1]

		7.	Sole Dispositive Power: 3,304,501[2]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,304,501[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (11): 10.9%, based on 30,510,700 outstanding ordinary shares.

12.	Type of Reporting Person (See Instructions): OO

* See Instructions before filling out.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

[2]	Includes 1,491,276 ordinary shares registered in the name of PTR Holdings Inc. and 1,813,225 shares registered in the name of Union-Transport Holdings Inc.

CUSIP No. G87210103	13G	Page 5 of 10

This Amendment No. 3 amends Amendment No. 2 to the original Schedule 13G (“Original Schedule 13G”) filed with the Securities and Exchange Commission by Union-Transport Holdings Inc. (“UT Holdings”), PTR Holdings Inc. (“PTR Holdings”) and the Anubis Trust (“Trust”). This Amendment is being filed as a result of the sale of 1,150,000 ordinary shares of UTi Worldwide Inc., a British Virgin Islands company (“Issuer”) by PTR Holdings in the Issuer’s follow-on offering which closed on December 18, 2002.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

UTi Worldwide Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s registered office is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

Item 2(a)	Name of Persons Filing:

Union-Transport Holdings Inc.

PTR Holdings

The Anubis Trust

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the registered offices of each of UT Holdings and PTR Holdings is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.
The Trustees of the Trust are PKF Trustees Limited, which has its registered office address at Suites 13 & 15 Sarnia House, Le Truchot, P.O. Box 296 St. Peter Port Guernsey, Guernsey, GY1 4NA, Channel Islands.

Item 2(c)	Citizenship:

UT Holdings and PTR Holdings are British Virgin Islands companies and the Trust is a Guernsey Islands trust.

Item 2(d)	Title of Class of Securities:

Ordinary shares, no par value.

Item 2(e)	CUSIP Number:

G87210103

CUSIP No. G87210103	13G	Page 6 of 10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to § 240.13d-1(c), check this box [ ].

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

		UT Holdings	1,813,225
		PTR Holdings	3,304,501
		The Trust	3,304,501

	(b)	Percent of Class:

		UT Holdings	6.0%
		PTR Holdings	10.9%
		The Trust	10.9%

CUSIP No. G87210103	13G	Page 7 of 10

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		UT Holdings	0[1]
		PTR Holdings	0[1]
		The Trust	0[1]

	(ii)	Shared power to vote or to direct the vote:

		UT Holdings	0[1]
		PTR Holdings	0[1]
		The Trust	0[1]

	(iii)	Sole power to dispose or to direct the disposition of:

		UT Holdings	1,813,225
		PTR Holdings	3,304,501
		The Trust	3,304,501

	(iv)	Shared power to dispose or to direct the disposition of:

		UT Holdings	0
		PTR Holdings	0
		The Trust	0

The shares reported as beneficially owned by PTR Holdings include 1,491,276 shares registered in the name of PTR Holdings and 1,813,225 registered in the name of UT Holdings. PTR Holdings is the owner of approximately 56% of the securities of UT Holdings. The shares reported as beneficially owned by the Anubis Trust are the same shares reported as beneficially owned by PTR Holdings. Pursuant to a voting arrangement, the Anubis Trust has the power to vote a majority of the outstanding shares of PTR Holdings.

PTR Holdings disclaims beneficial ownership of the Issuer shares held by UT Holdings and the Anubis Trust disclaims beneficial ownership of the Issuer shares held by both UT Holdings and PTR Holdings. This filing should not be construed as an admission by any of the Reporting Persons that they constitute a group or an admission by any of the Reporting Persons that it is the beneficial owner of any of the Issuer securities covered by this Schedule 13G not held directly by such Reporting Person.

[1]	See description of voting agreements in Amendment No. 2 to the original Schedule 13G.

CUSIP No. G87210103	13G	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of UT Holdings and PTR Holdings has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Issuer securities held directly by it.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

PTR Holdings is the owner of approximately 56% of the securities of UT Holdings. See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certifications.

Inapplicable.

CUSIP No. G87210103	13G	Page 9 of 10

SIGNATURE

The Reporting Persons signing below previously executed a joint filing agreement which was filed as Exhibit A to the Original Schedule 13G, a copy of which was also attached as Exhibit A to Amendment No. 2 to the Original Schedule 13G.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2003

PTR HOLDINGS, INC.

	By:	/s/ Ian Whitecourt

	Name:	Ian Whitecourt
	Title:	Director

UNION-TRANSPORT HOLDINGS INC.

	By:	/s/ Rory Kerr

	Name:	Rory Kerr
	Title:	Director

ANUBIS TRUST

By:	PKF Trustees Limited, the Trustees of the Anubis Trust

	By:	/s/ Robert Fearis

	Name:	Robert Fearis
	Title:	Director

CUSIP No. G87210103	13G	Page 10 of 10

EXHIBIT INDEX

99.1	Voting Agreement between UT Holdings and PTR Holdings Inc. (previously filed as an exhibit to Amendment No. 1 to this 13G).

99.2	Voting Agreement between PTR Holdings Inc. and Anubis Trust (previously filed as an exhibit to Amendment No. 1 to this 13G).